[Testa, Hurwitz & Thibeault, LLP Letterhead]

December 20, 2004

Securities and Exchange Commission
450 Fifth Street, N. W.
Mail Stop 0309
Washington, DC 20549

Attention:	Jeffrey P. Riedler
Re:	Acusphere, Inc. Registration Statement on Form S-3, filed December 8, 2004 File No. 333-121078

Dear Mr. Riedler:

        On behalf of our client, Acusphere, Inc. (the "Company"), we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") as set forth in your letter dated December 14, 2004, to Sherri C. Oberg, President and Chief Executive Officer of the Company, with respect to the Company's Registration Statement on Form S-3 (the "Registration Statement") (File No. 333-121078) which was filed with the Commission on December 8, 2004. Amendment No. 1 to the Registration Statement ("Amendment No. 1"), including the prospectus (the "Prospectus") contained therein, is being filed today on behalf of the Company with the Commission.

        The responses and supplementary information set forth below have been organized in the same manner in which the Commission's comments were organized and all page references in the Company's response are to Amendment No. 1 as marked. Copies of this letter and its attachments are being sent under separate cover to Albert Lee and Michael Reedich of the Commission.

  1.
  We note that some of the selling security holders may be broker-dealers. If any of the selling share holders are broker-dealers revise to identify them as underwriters. The only exception to this position is if these entities obtained these securities as compensation for underwriting services.

    RESPONSE: The Prospectus contained in Amendment No. 1 has been revised in response to the Staff's comments. Please see revisions on page 18 of the Prospectus.

  2.
  If any of the selling security holders are affiliates of broker-dealers, they should be so identified. In addition, please revise your disclosure to include the following representations:

  •
  The selling security holder purchased in the ordinary course of business; and

  •
  At the time of the purchase, the selling security holder had no agreements or understandings to distribute the securities.

Securities and Exchange Commission
December 20, 2004

        If you are unable to make these statements in the prospectus, please revise the prospectus to state the seller is an underwriter.

  RESPONSE: The Prospectus contained in Amendment No. 1 has been revised in response to the Staff's comments. Please see revisions on page 18 of the Prospectus.

        If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 248-7628 or Lawrence S. Wittenberg at (617) 248-7422.

Sincerely,
/s/ Michael H. Bison
Michael H. Bison